EXHIBIT 99.1

AMERICAS GOLD AND SILVER ANNOUNCES FULL-YEAR 2024 RESULTS

AHEAD OF A TRANSFORMATIONAL YEAR UNDERWAY IN 2025

TORONTO, ONTARIO – March 27, 2025 – Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, reports consolidated financial and operational results for the year ended December 31, 2024.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR+ profile at www.sedarplus.ca, and on its EDGAR profile at www.sec.gov, and which are also available on the Company’s website at www.americas-gold.com.  All figures are in U.S. dollars unless otherwise noted.

2024 Highlights

•	Increased ownership in the Galena Complex to 100% through the acquisition of Eric Sprott’s 40% interest in the Galena Complex (“Acquisition”) completed on December 19, 2024.

•	Completed a C$50 million concurrent bought deal private placement of subscription receipts at an issue price of C$0.40 per subscription receipt in support of the recapitalization of the Company as part of the consolidation transaction.

•	Mr. Paul Andre Huet was appointed Chief Executive Officer effective November 11, 2024, and Chairman on December 19, 2024. Mr. Huet’s focus is on building a strong, experienced technical team to unlock the dormant value of the Galena Complex and Cosalá Operations in pursuit of increased shareholder returns.

•	Benefits of the Consolidation Transaction:

o	Consolidation of Galena Complex in Idaho’s Silver Valley aimed at strengthening the Company’s position during a strong silver market environment.

o	Leadership transition with Mr. Huet bringing extensive experience in underground mining and a track record of operational excellence with long-standing industry connections.

o	The financial backing of, and strategic partnership with Mr. Eric Sprott and additional institutional investors provides both a strong capital foundation and increased market recognition.

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•	Increase in fiscal 2024 revenue due to higher realized prices. Revenue increased to $100.2 million for 2024 or 5% compared to $95.2 million for 2023, with higher realized silver [1] and realized zinc [1] during the period.

•	Consolidated attributable silver production of 1.7 million ounces with approximately 3.7 million ounces of silver equivalent [2], including 31.5 million pounds of zinc and 15.8 million pounds of lead.

•	Cost of sales [3] per silver equivalent ounce produced, cash costs [3] and all-in sustaining costs [3] per silver ounce produced averaged $18.12, $17.41 and $28.13, respectively, in 2024.

•	Net loss of $48.9 million for 2024 (2023 net loss of $38.2 million), primarily attributable to higher cost of sales, depletion and amortization, exploration costs, foreign exchange loss, loss on fair value of metals contract liability, and income tax expense, offset in part by higher revenue, and a prior period impairment.

•	Adjusted earnings [3] for 2024 was a loss of $33.7 million (adjusted loss of $28.4 million for 2023) primarily due to higher depletion, amortization, and exploration costs.

•

Adjusted EBITDA [3] for 2024 was a loss of $1.5 million for 2024 (adjusted EBITDA loss of $1.4 million for 2023), primarily due to higher depletion, amortization, and loss on metals contract liabilities.

•	Silver production is expected to increase in 2025 as the development into EC120 Project progresses and mine continues to batch higher development grade ore through the mill, and operational improvements begin to be realized at the Galena Complex. Pre-production sales of EC120 silver-copper concentrate contributed $3.7 million to net revenue during 2024.

•

Credit and Offtake Agreement with Trafigura for EC120 Project. On August 14, 2024, the Company signed a $15 million secured Credit and Offtake Agreement for the capital requirements of the Board-approved EC120 Project at its Cosalá Operations with the goal of solely producing higher-grade silver-copper concentrates in Q3-2025.

Paul Andre Huet, Chairman and CEO, commented: “At Americas Gold and Silver we have an excellent platform from which to build substantial shareholder value. We have the people, assets, and financial strength to succeed.

The consolidation of the Galena Complex in Idaho’s prolific Silver Valley region is a major milestone for Americas Gold and Silver. The Galena consolidation not only increased the Company’s ownership of the asset to 100%, but it also aligned the interests of our shareholders with the addition of legendary mining investor Eric Sprott as the Company’s single largest shareholder with a 20%+ interest. In my view, Mr. Sprott’s willingness to convert his 40% interest in Galena into shares of the Company demonstrates his confidence in the value creation potential we have in front of us.

To further strengthen our balance sheet and to support growth related capital investments, we are in advanced discussions regarding a debt financing facility with a preferred lending partner. Increased financial flexibility will be a key pillar of our turnaround plans at the Galena Complex. Since the closing of the consolidation transaction late last year, we have reduced liabilities by over US$35 million, placing us in a much stronger position as we execute our strategy. At the operations, we have been working diligently at developing our redesigned operating plans across the business and in the coming weeks we will be providing full year 2025 consolidated production guidance to the market, outlining our plans this year at both Galena and Cosalá.

I am proud to be leading our revitalized senior management with a proven track record of turning around operations and maximizing value for shareholders. New senior leadership at our Galena operations is already in place and the detailed evaluation of the path towards increasing mining rates and hoisting capacity to take full advantage of existing mill capacity is well underway. Galena has substantial infrastructure already in place to exploit a large Mineral Resource; an excellent starting point to bring the operation towards its full potential as a very profitable and long-lived cornerstone asset.

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I have been very pleased with our team running our Cosalá operations. Our team has demonstrated a strong commitment to safe and profitable production, delivering strong operating results of over 2.5 million silver equivalent ounces in 2024 at a cash cost of US$17.41 per ounce and an AISC of US$28.13 per ounce. We expect to see increased production and lower costs at Cosalá in 2025 as we develop into the higher-grade silver – copper ore in the EC120 mine, where we expect to reach full production later this year. We look forward to continued production growth and lower costs at Cosalá as we execute our multi-year plan for the operation.

We are also very happy to announce the appointment of Rob Buchanan as Vice President, Sustainability and Communications. Rob was a key driver of our sustainability and communication strategies throughout many successful years at Karora, and we are looking forward to developing our sustainability action plan at Americas over the course of this year.

Overall, I am very excited as I embark on my first full year leading the Americas Gold and Silver team. With 2024 in the rear-view mirror, 2025 will be a year of investment into our flagship Galena mine as we lay the foundations for future growth, and I look forward to unlocking the massive potential across our asset base for our shareholders in what is certainly a positive silver price environment.”

Consolidated Production

Consolidated attributable silver production during 2024 was lower than 2023 with approximately 1.7 million ounces and 2.0 million ounces, respectively. Consolidated attributable silver equivalent production during 2024 decreased by 19% compared to 2023 due to higher silver prices in 2024 compared to 2023 as the Company uses realized quarterly prices in its equivalency calculations. These price changes negatively impacted the silver equivalent production calculation by approximately 0.4 million ounces in 2024 relative to 2023.

Consolidated attributable cash costs and all-in sustaining costs for 2024 were $17.41 per silver ounce and $28.13 per silver ounce, respectively. Cash costs per silver ounce increased during the year due primarily to decreased silver production and lower by-product credits from lower zinc and lead production during the year.

Galena Complex

The Galena Complex produced approximately 1.5 million ounces of silver in 2024 compared to approximately 1.6 million ounces of silver in 2023 (a 5% decrease in silver production), and 10.0 million pounds of lead in 2024, compared to 15.1 million pounds of lead in 2023 (a 34% decrease in lead production). Cash costs increased to $23.07 per ounce silver in 2024 from $18.72 per ounce silver in 2023 due to decreased silver production and lower by-product credits from lower lead production during the year, with an increase in all-in sustaining costs due to an increase in capital expenditures.

Tonnage and silver production during 2024 were both comparable to 2023 with an increase of 5% and a decrease of 5%, respectively. Development during 2024 included horizontal development work in the Upper Country Lead Zone between the 2400 and 2800 Levels which allowed the operation to access additional working areas, and continued work on the 55-179 decline to develop deeper higher-grade production stopes which will drive long-term production goals. During the year, tons moved were negatively impacted by the build-up of waste rock caused by continued hoisting limitations due to the delay in repairs to the Galena shaft. The Company is currently evaluating optimization of the No. 3 shaft, where numerous high-impact solutions have been identified, for increased hoisting capacity during 2025.

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Cosalá Operations

The Company focused on silver production while maintaining base metal production from the San Rafael Main and Upper Zones to maximize its revenue and cash flow generation to benefit from the increase in silver and zinc prices during the period. A portion of installed mining and milling capacity during the year was used to prepare for its next evolution of operations into the EC120 silver-copper deposit, with pre-production sales of EC120 silver-copper concentrate contributing $3.7 million to net revenue during the 2024 calendar year.

Silver production decreased in 2024 by 25% to approximately 825,000 ounces of silver compared to approximately 1,099,000 ounces of silver in 2023 primarily due to lower recoveries. Production of base metals decreased to 31.5 million pounds of zinc and 9.7 million pounds of lead in 2024, compared to 34.1 million pounds of zinc, and 11.5 million pounds of lead in 2023. Production during the year was impacted by heavy rains and intermittent security concerns in nearby areas which caused the mill to be temporarily shut down on isolated occasions. Silver production is expected to increase steadily as the development into EC120 Project progresses and mine continues to batch higher development grade ore through the mill.

Cash costs per silver ounce increased during the year to $11.13 per ounce from $8.47 per ounce in 2023 due primarily to decreased silver production and lower by-product credits from lower zinc and lead production during the year.

Conference Call Details

Date: March 27, 2025

Time:  10 am ET / 7 am PT.

The call may be accessed using This Webcast Link.

https://zoom.us/webinar/register/WN_Awh1G9rbSNOxYHxrRTvzLQ

Dial-In Toll Free Canada and USA:  (888) 788-0099

Dial-In International Toll Number:  +1 (647) 374-4685

Meeting ID:  923 2526 6693

No participant ID – Please press # to join.

A recording of the conference call will be available for replay on the ‘Events’ page of our website, beginning at approximately 1 pm ET / 10 am PT on March 27, 2025.

About Americas Gold and Silver Corporation

Americas Gold and Silver is a growing precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico. In December 2024, the Company acquired 100% ownership in the Galena Complex (located in Idaho, USA) in a transaction with Sprott and a Paul Huet-led management team, further strengthening its position as a leading silver producer. Sprott is now the largest shareholder in the company, holding a ~20% interest. With these strategically positioned assets, Americas Gold and Silver is focused on becoming one of the top North American silver-focused producers with an objective of over 80% of its revenue generated from silver by the end of 2025.

For more information:

Maxim Kouxenko - Manager, Investor Relations

M:        +1(647) 888-6458

E:          ir@americas-gold.com

W:        Americas-gold.com

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Technical Information and Qualified Persons

The scientific and technical information relating to the Company’s material mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., Vice President, Technical Services of the Company.  The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities.  These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under-SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex and Cosalá Operations, including the expected number of producing stopes and production levels; the expected timing and completion of required development and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce; statements relating to Americas’ EC120 Project; and statements relating to implementation of, and the impact of new management on, the planned recapitalization of Galena Complex.  Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below.  The ability to maintain cash flow positive production at the Cosalá Operations, which includes the EC120 Project, through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities.  Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information.  With respect to the business of Americas, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak, actions that have been and may be taken by governmental authorities to contain such epidemic or pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC.  Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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1 This metric is a non-GAAP financial measure or ratio.  The Company uses the financial measures “average realized silver price”, “average realized zinc price” and “average realized lead price” because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, zinc and lead prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

2 The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

References to silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

3 This metric is a non-GAAP financial measure or ratio.  The Company uses the financial measure “Cost of Sales/Ag Eq Oz Produced” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cost of operations. Silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

The Company uses the financial measures, “Cash Cost”, “Cash Cost/Ag Oz Produced”, “All-In Sustaining Cost”, and “All-In Sustaining Cost/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying earnings, cash costs and total costs of operations.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Non-cash costs consist of: non-cash related charges to cost of sales including inventory movements, write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies, and employee profit share accruals.

All-in sustaining costs is cash costs plus all development, capital expenditures, and exploration spending, excluding costs related to the Galena Recapitalization Plan implementation.

The Company uses the financial measures “EBITDA”, “adjusted EBITDA” and “adjusted earnings” as indicators of the Company’s ability to generate operating cash flows to fund working capital needs, service debt obligations, and fund exploration and evaluation, and capital expenditures. These financial measures exclude the impact of certain items and therefore is not necessarily indicative of operating profit or cash flows from operating activities as determined under IFRS. Other companies may calculate these financial measures differently.

EBITDA is net income (loss) under IFRS before depletion and amortization, interest and financing expense, and income taxes. Adjusted EBITDA further excludes other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

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Adjusted earnings is net income (loss) under IFRS excluding other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Produced(a, b)

	2024	2023
Cost of sales (‘000)	$82,740	$79,890
Less non-controlling interests portion (‘000)	(15,581)	(15,609)
Attributable cost of sales (‘000)	67,159	64,281
Divided by silver equivalent produced (oz)	3,706,979	4,589,107
Cost of sales/Ag Eq oz produced ($/oz)	$18.12	$14.01

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Produced(b)
	2024	2023
Cost of sales (‘000)	$42,554	$40,868
Divided by silver equivalent produced (oz)	2,586,577	3,266,677
Cost of sales/Ag Eq oz produced ($/oz)	$16.45	$12.51

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Produced

	2024	2023
Cost of sales (‘000)	$40,186	$39,022
Divided by silver equivalent produced (oz)	1,830,191	2,204,050
Cost of sales/Ag Eq oz produced ($/oz)	$21.96	$17.70

Reconciliation of Consolidated Cash Costs/Ag Oz Produced(a, b)

	2024	2023
Cost of sales (‘000)	$82,740	$79,890
Less non-controlling interests portion (‘000)	(15,581)	(15,609)
Attributable cost of sales (‘000)	67,159	64,281
Smelting, refining and royalty expenses in cost of sales (‘000)	(4,856)	(5,242)
Non-cash costs (‘000)	879	712
Direct mining costs (‘000)	$63,182	$59,751
Smelting, refining and royalty expenses (‘000)	14,323	21,163
Less by-product credits (‘000)	(47,230)	(53,927)
Cash costs (‘000)	$30,275	$26,987
Divided by silver produced (oz)	1,739,272	2,043,053
Cash costs/Ag oz produced ($/oz)	$17.41	$13.21

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Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced(b)

	2024	2023
Cost of sales (‘000)	$42,554	$40,868
Smelting, refining and royalty expenses in cost of sales (‘000)	(4,284)	(4,708)
Non-cash costs (‘000)	547	1,145
Direct mining costs (‘000)	$38,817	$37,305
Smelting, refining and royalty expenses (‘000)	12,235	17,556
Less by-product credits (‘000)	(41,865)	(45,556)
Cash costs (‘000)	$9,187	$9,305
Divided by silver produced (oz)	825,097	1,098,612
Cash costs/Ag oz produced ($/oz)	$11.13	$8.47

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	2024	2023
Cost of sales (‘000)	$40,186	$39,022
Smelting, refining and royalty expenses in cost of sales (‘000)	(928)	(890)
Non-cash costs (‘000)	569	(721)
Direct mining costs (‘000)	$39,827	$37,411
Smelting, refining and royalty expenses (‘000)	3,414	6,011
Less by-product credits (‘000)	(8,770)	(13,951)
Cash costs (‘000)	$34,471	$29,471
Divided by silver produced (oz)	1,494,385	1,574,068
Cash costs/Ag oz produced ($/oz)	$23.07	$18.72

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced (a, b)
	2024(b)	2023
Cash costs (‘000)	$30,275	$26,987
Capital expenditures (‘000)	13,995	12,460
Exploration costs (‘000)	4,655	2,308
All-in sustaining costs (‘000)	$48,925	$41,755
Divided by silver produced (oz)	1,739,272	2,043,053
All-in sustaining costs/Ag oz produced ($/oz)	$28.13	$20.44

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Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced(b)

	2024	2023
Cash costs (‘000)	$9,187	$9,305
Capital expenditures (‘000)	5,781	7,129
Exploration costs (‘000)	2,754	835
All-in sustaining costs (‘000)	$17,722	$17,269
Divided by silver produced (oz)	825,097	1,098,612
All-in sustaining costs/Ag oz produced ($/oz)	$21.48	$15.72

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced

	2024	2023
Cash costs (‘000)	$34,471	$29,471
Capital expenditures (‘000)	13,427	8,885
Exploration costs (‘000)	3,108	2,455
All-in sustaining costs (‘000)	$51,006	$40,811
Galena Complex Recapitalization Plan costs (‘000)	-	4,264
All-in sustaining costs with Galena Recapitalization Plan (‘000)	$51,006	$45,075
Divided by silver produced (oz)	1,494,385	1,574,068
All-in sustaining costs/Ag oz produced ($/oz)	$34.13	$25.93
All-in sustaining costs with Galena Recapitalization Plan/Ag oz produced ($/oz)	$34.13	$28.64

Reconciliation of EBITDA and Adjusted EBITDA

	2024	2023
Net loss (‘000)	$(48,886)	$(38,173)
Depletion and amortization (‘000)	24,091	20,849
Interest and financing expense (‘000)	7,375	8,189
Income tax loss (recovery) (‘000)	679	(2,060)
EBITDA (‘000)	$(16,741)	$(11,195)
Accretion on decommissioning provision (‘000)	616	587
Foreign exchange loss (gain) (‘000)	3,504	(404)
Gain on disposal of assets (‘000)	(18)	(402)
Impairment to property, plant and equipment (‘000)	-	6,000
Loss on metals contract liability (‘000)	10,065	3,396
Other loss (gain) on derivatives (‘000)	164	(120)
Fair value loss on royalty payable (‘000)	875	760
Adjusted EBITDA (‘000)	$(1,535)	$(1,378)

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Reconciliation of Adjusted Earnings
	2024	2023
Net loss (‘000)	$(48,886)	$(38,173)
Accretion on decommissioning provision (‘000)	616	587
Foreign exchange loss (gain) (‘000)	3,504	(404)
Gain on disposal of assets (‘000)	(18)	(402)
Impairment to property, plant and equipment (‘000)	-	6,000
Loss on metals contract liability (‘000)	10,065	3,396
Other loss (gain) on derivatives (‘000)	164	(120)
Fair value loss on royalty payable (‘000)	875	760
Adjusted earnings (‘000)	$(33,680)	$(28,356)

(a)

Throughout this press release, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex up to December 18, 2024 prior to acquisition of Galena Complex’s 40% non-controlling interests).

(b)	Throughout this press release, silver production, silver equivalent production, and cost per ounce measurements during fiscal 2024 include EC120 Project pre-production from the Cosalá Operations.

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